SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        ___ No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        ___ No   X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Banco Macro S.A. Informs the Market of the Filing of its Annual Report

on form 20-F for the Fiscal Year Ended December 31, 2013

Buenos Aires, Argentina, April 30, 2014.  Banco Macro S.A. (NYSE: BMA; Buenos Aires Stock Exchange: BMA) ("Banco Macro") announced today that it filed its annual report on Form 20-F and the corresponding audited financial statements on April 29, 2014 for the fiscal year ended December 31, 2013 (the "2013 Annual Report") with the Securities and Exchange Commission (the "SEC"). The 2013 Annual Report can be accessed by visiting either the SEC's website at www.sec.gov in the Section "Search for Company Filings" under CIK code No. 0001347426 or Banco Macro's Investor Relations website at www.ri-macro.com.ar under the Financial Information /Sec Filing links. In addition, shareholders may receive a hard copy of Banco Macro's complete audited financial statements as of and for the year ended December 31, 2013 free of charge within a reasonable period of time by making a request through Banco Macro's Investor Relations website (www.ri-macro.com.ar), writing to investorelations@macro.com.ar or contacting Banco Marco's Investor Relations Department at (5411) 5222 6682.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur.  The differences could be caused by a number of risks, uncertainties and factors relating to Banco Macro's business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:

Jorge Scarinci | Finance & IR Manager

Ines Lanusse | Investor Relations Officer

E-mail: investorelations@macro.com.ar | Phone: (5411) 5222 6682

About
Banco Macro S.A (NYSE: BMA; Buenos Aires: BMA) is a universal bank, with focus in low & mid-income individuals and small & mid-sized companies. The Bank started operating in 1985 as non-banking financial institution and today has grown to be the private local bank with the largest branch network in the country.

For further information access http://www.ri-macro.com.ar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2014

MACRO BANK INC. By: /s/ Luis Cerolini Name: Luis Cerolini Title: Director